

May 14, 2009

FLORIDA DEPARTMENT OF STATE
Division of Corporations

TOMI ENVIRONMENTAL SOLUTIONS, INC.
9454 WILSHIRE BLVD.
PENTHOUSE
BEVERLY HILLS, CA   90212US

Re: Document Number 636434

The Articles of Amendment to the Articles of Incorporation of THE OZONE
MAN, INC. which changed its name to TOMI ENVIRONMENTAL SOLUTIONS, INC., a
Florida corporation, were filed on May 14, 2009.

This document was electronically received and filed under FAX audit number
H09000121584.

Should you have any questions regarding this matter, please telephone
(850) 245-6050, the Amendment Filing Section.

Darlene Connell
Regulatory Specialist II
Division of Corporations   Letter Number: 409A00016545

P.O BOX 6327 – Tallahassee, Florida 32314

Articles of Amendment
to
Articles of Incorporation
of

THE OZONE MAN, INC.

(Name of Corporation as currently filed with the Florida Dept. of State)

636434

(Document Number of Corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this *Florida Profit Corporation* adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

TOMI Environmental Solutions, Inc. _____*The new*

name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."

B. Enter new principal office address, if applicable:
(Principal office address MUST BE A STREET ADDRESS)

C. Enter new mailing address, if applicable:
(Mailing address MAY BE A POST OFFICE BOX)

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent: _____

New Registered Office Address: _____
(Florida street address)

_____, Florida_____
(City)   (Zip Code)

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

_____
Signature of New Registered Agent, if changing

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:
(Attach additional sheets, if necessary)

Title	Name	Address	Type of Action
_____	_____	_____	☐ Add ☐ Remove
_____	_____	_____	☐ Add ☐ Remove
_____	_____	_____	☐ Add ☐ Remove

E. If amending or adding additional Articles, enter change(s) here:
(attach additional sheets, if necessary).   *(Be specific)*

_____

SEE ATTACHED SHEET
_____
_____
_____
_____
_____
_____

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
(if not applicable, indicate N/A)

N/A _____
_____
_____
_____
_____
_____

The date of each amendment(s) adoption: <u>MARCH 31, 2009</u>

Effective date <u>if applicable</u>: _____
*(no more than 90 days after amendment file date)*

Adoption of Amendment(s) **(CHECK ONE)**

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by _____."
*(voting group)*

☑ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Dated <u>MAY 13, 2009</u>

Signature _____
(By a director/president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)


HALDEN S. SHANE
_____
(Typed or printed name of person signing)

CEO
_____
(Title of person signing)


Article No. 4 is amended to change the par value of the Preferred A Stock from $25.00 to $.01, change the conversion rate to one-to-one and eliminate any dividend payable thereon.

Article No. 4 is reiterated in its entirety:

"The company is authorized to issue 75,000,000 common shares. The par value of the common shares remains $.01 par value per share.

The company is authorized to issue 1,000,000 shares of cumulative, convertible $.01 Preferred A stock. Preferred shares are convertible into common shares at a conversion ratio of one share of preferred stock for one share of common stock. The Preferred A stock has no dividend attached.

The Company is authorized to issue 4,000 shares of Series B Preferred Stock. The Series B Preferred Stock shall be convertible at an exchange rate of 200 common shares for each Series B share and have a stated value per share of $1,000. The Series B Stock shall carry a cumulative dividend of 7.5% per annum and shall be senior in liquidation preference to the Common Stock and equal in liquidation preference to all other authorized classes of Preferred Stock. The dividend is payable in kind, at the election of the Company."